

To Jeff Stone

William Tyler Dillerstone
Consulting Agreement

This Agreement made this April 2, 2007, by and between William Tyler Dillerstone., an individual, whose address is 5032 Forbes Avenue, SMC 4432, Pittsburgh, PA 15289 ("WTDS" or "Consultant") and Frontier Energy Corp. a Nevada corporation, its agents, successors or assigns ("FRGY" or the "Client"), whose address is 2413 Morocco Ave. North Las Vegas, NV 89031. Tel: 702.839.0724; Symbol: FRGY

Whereas Consultant is in the business of providing web development services and Client desires to retain Consultant for the following purposes: for work on the Company's website.

For and in consideration of mutual benefits, detriments, promises, and the cross consideration hereinafter set forth, the adequacy of which is hereby acknowledged, the parties hereto, WTDS and FRGY (collectively, the "Parties"), hereby covenant and agree as follows:

1. **Services.** WTDS agrees to provide web development services to FRGY (nonexclusively).

2. **Compensation.** FRGY agrees to pay WTDS for the services set forth in Paragraph 1, the following nonrefundable retainer items:

a. The issuance of 500,000 shares of common stock registered under Form S-8; such shares shall be issued within three days after the date of this Agreement. Based on this agreement, the shares are not in contravention of Section 5 of the Securities Act of 1933 and specifically with sections 5a and 5c there under.

b. WTDS will also incorporate a free look clause whereby Client may request to verify our long position in Client's stock as well as incorporate a proprietary restrictive clause which precludes any liquidation of our vested stock until the termination of this Agreement.

c. FRGY shall pay all out-of-pocket expenses related to the services set forth in Paragraph 1 above, subject to written budget approval by FRGY to incurring the expense.

3. **Termination of Agreement.** This Consulting Agreement may not be terminated by either Party prior to the expiration of the term provided herein above, except as follows:

a. Upon the bankruptcy or liquidation of the other Party, whether voluntary or involuntary;

b. Upon the other Party taking the benefit of any insolvency law;

c. Upon the other Party having or applying for a receiver appointed for either Party; and/or

d. Mutual consent of the Parties.

4. **Notices.** All notices hereunder shall be in writing and addressed to the Party at the address of such Party, or at such other address which notice pursuant to this section may be given, and shall be given upon the earlier of actual receipt or three (3) business days after being mailed or delivered to such courier service. Any notices to be given hereunder shall be effective if executed by and/or sent by the attorneys for the Parties giving such notice and, in connection therewith, the Parties and their respective counsel agree in giving such notice such counsel may communicate directly in writing with such party to the extent necessary to give such notice.

5. **Attorney Fees.** In the event either Party is in default of the terms or conditions of this Consulting Agreement and legal action is initiated or suit be entered as a result of such default, the prevailing party shall be entitled to recover all costs incurred as a result of such default

including reasonable attorney fees, expenses and court costs through trial, appeal and to final disposition.

6. **Time is of the Essence.** Time is hereby expressly made of the essence of this Consulting Agreement with respect to the performance by the Parties of their respective obligations hereunder.

7. **Inurement.** This Consulting Agreement shall inure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, personal representatives, successors, and assigns.

8. **Entire Agreement.** This Consulting Agreement contains the entire agreement of the Parties. The Parties acknowledge that there are no other oral or written agreements or understanding between them affecting this Agreement. This Agreement supersedes all previous agreements.

9. **Amendments.** This Agreement may be modified or amended provided such modifications or amendments are mutually agreed upon by and between the Parties and that said modifications or amendments are made only by an instrument in writing signed by the Parties.

10. **Waivers.** No waiver of any provision or condition of this Agreement shall be valid unless executed in writing and signed by the Party to be bound thereby, and then only to the extent specified in such waiver. No waiver of any provision or condition of this Agreement and no present waiver of any provision or condition of this Agreement shall be construed as a future waiver of such provision or condition.

11. **Non-waiver.** The failure of either Party, at any time, to require any performance by any other Party under this Consulting Agreement shall not be construed as a waiver of such right to require such performance, and shall in no way affect such Party's right to require such performance and shall in no way affect such Party's right subsequently to require a full performance hereunder.

12. **Construction of Agreement.** Each Party and its counsel have participated fully in the review and revision of this Agreement. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement.

13. **Applicable Law.** THIS AGREEMENT IS EXECUTED PURSUANT TO AND SHALL BE INTERPRETED AND GOVERNED FOR ALL PURPOSES BY THE LAWS OF THE STATE OF NEW YORK FOR WHICH THE COURTS IN NEW YORK CITY, NEW YORK SHALL HAVE JURISDICTION WITHOUT GIVING EFFECT TO THE CHOICE OR LAWS OR CONFLICT OF LAWS RULES THEREOF OR OF ANY STYLE. The Parties agree that mediation shall be used as an initial forum for the good faith attempt to settle and resolve any issues or disputes that may arise.

14. **Counterparts.** This Agreement may be executed in a number of identical counterparts. Each such counterpart is deemed an original for all purposes and all such counterparts shall, collectively, constitute one agreement, but, in making proof of this Agreement, it shall not be necessary to produce or account for more than one counterpart.

15. **Facsimile.** A facsimile copy of this Agreement is acceptable.

16. **Acceptance of Agreement** Unless both parties have signed this Agreement within ten (10) business days of the date listed above, this Agreement shall be deemed automatically withdrawn and terminated.

IN WITNESS WHEREOF, the Parties have set forth their hands and seal in execution of this Consulting Agreement this 2nd day of April 2007.

Diller Stone

Wm. Tyler Silverstone
An Individual

By: *William Tyler Diller Stone*
Wm Tyler Dillerstone, An Individual
Date: April 2, 2007

FRONTIER ENERGY CORP
A Nevada Corporation

By: _____
Robert Genesi, CEO
Date: April 2, 2007